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                                     AIMCO
                             AIMCO PROPERTIES, L.P.
                           C/O THE ALTMAN GROUP, INC.
                            1275 VALLEY BROOK AVENUE
                          LYNDHURST, NEW JERSEY 07071
                                 (800) 467-0821

                                                               February 16, 2005

DEAR LIMITED PARTNER:

     Enclosed is our tender offer at a price that we think you should consider.

     - We are offering to acquire your units of limited partnership interest in Century Properties Fund XV for $89.64 per unit in cash.

     - This offer is not subject to any minimum number of units.

     - This offer is not being made as part of the settlement of the Nuanes and Heller class and derivative litigation.

     - You will not be required to pay any partnership transfer fees in connection with any disposition of your units pursuant to this offer.

BY ACCEPTING OUR OFFER

     - You will receive your final K-1 for this partnership and forever be free of tax reporting relative to this investment.

     - You will have been able to convert your interest into cash.

     - You will release us from all liability with respect to any and all claims through and including the date of execution of the Letter of Transmittal, including, but not limited to, those claims relating to the Nuanes and Heller class and derivative litigation, whether or not you requested exclusion from the settlement or the judgment is reversed on appeal, and assign to us your rights in any future claims. Please see the description of the litigation and settlement within the enclosed document.

     - You simply complete and sign the enclosed Letter of Transmittal in accordance with the instructions and mail or deliver it and any other required documents to The Altman Group, Inc., which is acting as Information Agent in connection with this offer.

BY REJECTING OUR OFFER

     - You will remain a limited partner in the partnership, and do not need to fill out any papers.

     - You will receive annual K-1's with your tax information.

     The partnership's general partner, which is our affiliate, regularly evaluates the capital needs, competitive position and market conditions for each of the properties that the partnership owns, and the general partner uses these factors to determine whether the partnership will want to continue to own and/or invest additional money into them. The general partner could decide that the best course of action is to sell some or all of the assets in the partnership in the near future. This partnership has a specific plan to redevelop at least one of its properties. This could impact you by substantially reducing or eliminating future distributions. The general partner believes that the redevelopment is in the long term best interests of the property and the partnership. However, as a result of the redevelopment, you may not see distributions until the beginning of the second quarter of 2007, and you may therefore want to consider accepting our offer, depending on your personal financial objectives. This redevelopment plan, and the risks, uncertainties and potential benefits associated with it, are described in more detail in the enclosed document. Eventually, the partnership will terminate. You may elect to hold your interest until the termination of the partnership. If you elect to remain in the partnership until termination, you may or may not realize increased value due to the capital infusion, and the tax effects of your partnership's results. In any event, this is our attempt to provide you some liquidity and to relieve you of your tax reporting burden.

     If you have any questions, please contact the Information Agent, toll free, at (800) 467-0821.

                                          Very truly yours,

                                          AIMCO PROPERTIES, L.P.